Exhibit 99.1

IM Cannabis Corp. Announces First Quarter 2026 Financial Results

TORONTO and GLIL YAM, Israel, May 13, 2026 /PRNewswire/ -- IM Cannabis Corp. ("IMC" or the "Company") (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, today announced its financial results for the first quarter ended March 31, 2026. All amounts were reported in Canadian dollars, unless otherwise stated.

For the three months ended March 31, 2026, the Company recorded revenues of $8.7 million, gross profit of $1.4 million, operating loss of $1.7 million, and a net loss of $2.5 million, or $0.38 per share. The Company also continued to advance its cost optimization initiatives, reducing general and administrative expenses by 22% year-over-year. The Company also maintained its focus on working capital discipline and liquidity management, supported by convertible note financings completed during the quarter ended March 31, 2026, and additional financings completed following quarter-end.

Management remains focused on operational efficiencies, disciplined working capital management, and the continued evaluation of strategic opportunities to enhance the Company’s long-term growth.

The full Interim Financial Statements and Management’s Discussion and Analysis are available on SEDAR+ and EDGAR.

About IMC

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future is considered forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the cost optimization initiatives of the Company; the Company’s ability to reduce expenses in 2026; the Company’s working capital discipline and liquidity management; future financings; strategic opportunities and transactions; and the Company’s growth in 2026. . The above list of forward-looking statements and assumptions is not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfill the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war that Israel is facing on the Company, its operations and the medical cannabis industry in Israel and globally; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the Company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; and the Company's inability to take advantage of the legalization of medicinal cannabis in Germany.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report for the year ended December 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Michal Efraty
Investor & Public Relations
michal@efraty.com

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com